Exhibit 99.1

October is Breast Cancer Awareness Month – BriaCell is Advancing the Fight with its Immunotherapy

BERKELEY, Calif. and VANCOUVER, British Columbia, October 5, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapy for advanced breast cancer, acknowledges that October is Breast Cancer Awareness Month, an annual campaign to increase awareness of the disease. Significant progress has been made in breast cancer support, prevention, detection, diagnosis, treatment, and care – yet the estimated 43,600 breast cancer deaths per year in the U.S. still indicates a considerable need for more effective treatments.

Note from BriaCell’s Chairman of the Board

October is Breast Cancer Awareness Month; yet, sadly, for millions touched by the pain and death of breast cancer, their Awareness is eternal. BriaCell’s clinical aim to attack and destroy breast cancer tumors is also eternal, as we tirelessly advance our targeted immunotherapy clinical program and work with world-class cancer centers to recruit and treat patients.

Breast Cancer Awareness Month brings the awareness that BriaCell is not treating ‘subjects’ or ‘n=‘. We are treating women – mothers, daughters, sisters, wives, and friends. Breast cancer kills 120 women each day in the U.S. alone. BriaCell’s work has already demonstrated clinical benefit in trials thus far to patients who had failed multiple prior treatments. There exists a unique opportunity to advance BriaCell’s achievements on behalf of breast cancer patients, survivors and deceased, and their families.

BriaCell has emerged in 2021, with $57 million in cash as of July 31, 2021 and clinical advancements that support our mission. In June, we reported a 12.0 months overall survival benefit in advanced breast cancer patients, including 21.4 months of survival benefit for a woman with an eye-bulging tumor that was 100% resolved after our treatment. This particular woman was treated in our Phase I/IIa clinical trial in combination with immune checkpoint inhibitors, including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co.) and, more recently, Incyte’s retifanlimab (INCMGA00012) under a corporate collaboration with Incyte Corporation.

Most recently, we announced a securities buyback program to purchase up to 10% of common shares in the capital of the Company listed on the TSX Venture Exchange and the Nasdaq, and up to 10% of listed warrants on the Nasdaq, with the aim to further enhance value for our shareholders.

Finally, I encourage shareholders, prospective shareholders, and other stakeholders to contact me directly if you wish to further understand the strategy we have deployed to achieve our primary goals of accelerating BriaCell’s remarkable clinical work while maximizing shareholder value.

Thank you for your continued support in our fight.

Sincere regards,

Jamieson Bondarenko

Director and Chairman of the Board

BriaCell Therapeutics Corp.

investors@briacell.com

Breast Cancer: Facts & Statistics (U.S.)

Per the American Cancer Society 2021 report:

●	After skin cancer, breast cancer is the most frequently diagnosed cancer in women, with 281,550 women expected to be diagnosed with invasive breast cancer in 2021;
●	The average risk of a woman developing breast cancer sometime in her life is about 13%. This means there is a 1 in 8 chance she will develop breast cancer;
●	An estimated 43,600 women are expected to die from breast cancer in 2021, which would make breast cancer the second leading cause of cancer death in women after lung cancer.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com